AB
3/2

10027840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48454 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVERIL CAPITAL MARKETS GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 350
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DIANA L. MARANON 310/553-5351
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/10/2010

## OATH OR AFFIRMATION

I, DIANA L. MARANON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVERIL CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature DIANA L. MARANON

PRESIDENT
Title

See attached.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 24th (Date) day of FEBRUARY (Month), 2010 (Year), by

(1) GREGORY A. GOODYEAR (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (X)

(and

(2)______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public) GEORGIA F. SHAW

GEORGIA F. SHAW
Commission # 1856948
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2013

Place Notary Seal Above

## *OPTIONAL*

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: SEC ANNUAL AUDITED REPORT FORM X-17 A-5, PART III

Document Date: FEBRUARY 23, 2010 Number of Pages: 15

Signer(s) Other Than Named Above: DIANA L. MARONOW

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

# CONTENTS

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
*Certified Public Accountants*

## INDEPENDENT AUDITORS' REPORT

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Averil Capital Markets Group, Inc. as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 thru 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 23, 2010

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

## ASSETS

| | | |
|---|---|---|
| Cash | | $ 90,296 |
| Accounts receivable | | 1,049 |
| Property and equipment: | | |
| Furniture and fixtures | $ 228,426 | |
| Office equipment | 138,411 | |
| Leasehold improvements | 45,236 | |
| | 412,073 | |
| Accumulated depreciation | (336,876) | |
| Net property and equipment | | 75,197 |
| Deposits | | 10,732 |
| Deferred income tax asset | | 60,000 |
| Receivable from related entities | | 375,288 |
| Total assets | | $ 612,562 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities – Accounts payable and accrued expenses | | $ 12,960 |
| Commitments | | - |
| Stockholder's equity: | | |
| Common stock, no par value per share; authorized, issued and outstanding – 1,000 shares | $ 10,000 | |
| Additional paid-in capital | 734,000 | |
| Retained earnings (accumulated deficit) | (144,398) | |
| Total stockholder's equity | | 599,602 |
| Total liabilities and stockholder's equity | | $ 612,562 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| Revenues: | | |
| Consulting fees, including reimbursed expenses | | $ 1,593,742 |
| Interest income | | 13,655 |
| Total revenues | | 1,607,397 |
| Expenses: | | |
| Auto expense | $ 26,729 | |
| Bank service charges | 6,406 | |
| Business promotion | 8,002 | |
| Consulting | 120,000 | |
| Courier | 1,194 | |
| Database | 49,142 | |
| Depreciation | 40,000 | |
| Dues and subscriptions | 7,600 | |
| Equipment rental | 21,832 | |
| Insurance | 34,444 | |
| Office supplies | 14,872 | |
| Regulatory fees | 6,950 | |
| Salaries, wages, staff costs and benefits | 204,901 | |
| Parking | 16,017 | |
| Professional fees | 739,044 | |
| Publications | 2,810 | |
| Rent | 143,237 | |
| Repairs and maintenance | 1,000 | |
| Telephone | 9,726 | |
| Meals and entertainment | 13,497 | |
| Travel | 8,996 | |
| Other | 18,333 | |
| Total expenses | | 1,494,732 |
| Income before income taxes | | 112,665 |
| Income tax expense | | 23,800 |
| Net income | | $ 88,865 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|
| Balance at December 31, 2008 | $ 10,000 | 734,000 | (233,263) | 510,737 |
| Net income for the year ended December 31, 2009 | - | - | 88,865 | 88,865 |
| Balance at December 31, 2009 | $ 10,000 | 734,000 | (144,398) | 599,602 |

The accompanying notes are an integral part of the financial statements.

**AVERIL CAPITAL MARKETS GROUP, INC.**
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 88,865 |
| Adjustments to reconcile net income to net cash provided by (used for) operating activities: | | |
| Depreciation | $ 40,000 | |
| Decrease in receivables | 11,945 | |
| Decrease in deferred tax asset | 23,000 | |
| Increase in accounts payable and accrued expenses | 8,441 | |
| Total adjustments | | 83,386 |
| Net cash flows provided by operating activities | | 172,251 |
| Cash flows from investing activities: | | |
| Purchase of equipment | (12,919) | |
| Increase in due from related parties | (110,284) | |
| Net cash flows used for investing activities | | (123,203) |
| Cash flows from financing activities | | - |
| Net increase in cash and cash equivalents | | 49,048 |
| Cash at beginning of year | | 41,248 |
| Cash at end of year | | $ 90,296 |

SUPPLEMENTAL CASH INFORMATION

| | |
|---|---|
| Cash payments for: | |
| Income taxes | $ 800 |
| Interest expense | $ - |

The accompanying notes are an integral part of the financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services throughout the United States to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

### Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which ranges from five to fifteen years using the straight-line method.

### Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

### SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

### Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statements purposes and tax purposes primarily consisting of accelerated depreciation for tax and straight-line for books and the use of accrual method for book and cash basis for tax return purposes as well as the tax benefit of net operating loss carryforwards.

### Receivable from Related Parties

The receivable from related parties consists primarily of amounts advanced to the Company's sole shareholder. The Company expects repayment during 2010 and has assessed a 2% interest rate beginning January 2009 on all unpaid balances.

## (2) COMMITMENTS

The Company has entered into a lease agreement for its office facilities which expires in January 2016. Minimum future rental payments under this non-cancellable lease are as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2010 | $ 128,773 |
| 2011 | 132,321 |
| 2012 | 136,292 |
| 2013 | 140,348 |
| 2014 | 144,592 |
| 2015 | 148,930 |
| 2016 | 12,441 |
| Total | $ 843,697 |

## (3) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ 19,000 | $ 19,000 |
| California | 800 | 4,000 | 4,800 |
| Total | $ 800 | $ 23,000 | $ 23,800 |

Deferred taxes are accounted for under current accounting standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and straight-line for financial reporting purposes and the use of the accrual method for financial reporting whereas the cash method is used for tax purposes as well as the tax benefits of net operating loss carry forwards.

The Company has available approximately $191,000 of unused operating loss carry forwards that may be applied against future taxable income and that expire through 2029.

The amount of deferred tax asset at year-end is as follows:

| | |
|---|---|
| Total deferred asset | $ 60,000 |
| Less valuation allowance | - |
| Net deferred asset | $ 60,000 |

## (4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 23, 2010. No transactions or events were found that were material enough to require recognition in the financial statements, except for the following matter:

In the case of Eurocapital Advisors, LLC, Europlay Capital Advisors, LLC and Mark Dyne vs. Diana Maranon, Averil Capital Markets Group, Inc. and Chloe Holdings, Inc., filed with the Superior Court of the State of California for the County Los Angeles Central District, there is a Proposed Statement of Decision pending before the Court pursuant to which there is a judgment in favor of Diana Maranon and Chloe Holdings, Inc. (the "Prevailing Parties") and against Pamela Coburn in the amount of $882, 329.77, plus prejudgment

(4) SUBSEQUENT EVENTS, Continued

interest. Declaratory relief was also awarded to the Prevailing Parties and the judgment is also in favor of the Prevailing Parties and against Pamela Colburn on her cross-complaint as further set forth in the Proposed Statement of Decision. In addition, the Prevailing Parties have filed a Motion for Sanctions in the amount of $359,083.85 and a Motion for Costs in the amount of $21,070.18 against Pamela Colburn. Both of these motions are pending before the Court.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2009, the net capital was $77,336 which exceeded the required minimum capital by $72,336. The aggregate indebtedness to net capital ratio was .17 to 1.

**AVERIL CAPITAL MARKETS GROUP, INC.**
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2009

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 599,602 |
| Less non-allowable assets: | | |
| Receivables | $ 1,049 | |
| Deposits | 10,732 | |
| Property and equipment, net | 75,197 | |
| Receivable from affiliate | 375,288 | |
| Deferred income taxes | 60,000 | (522,266) |
| Net capital | | $ 77,336 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 864 |
| Minimum dollar net capital required | $ 5,000 |
| Net capital requirement (greater of above two figures) | $ 5,000 |
| Excess net capital | $ 72,336 |

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | |
|---|---|
| Total liabilities (aggregate indebtedness) | $ 12,960 |
| Ratio of aggregate indebtedness to net capital | 0.17 to 1 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

**AVERIL CAPITAL MARKETS GROUP, INC.**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

**AVERIL CAPITAL MARKETS GROUP, INC.**
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

**AVERIL CAPITAL MARKETS GROUP, INC.**
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2009

| | |
|---|---|
| Net capital as reported in unaudited Focus Report Part IIA | $ 77,337 |
| Difference – Rounding | (1) |
| Net capital as reported in audited financial statements | $ 77,336 |

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reason noted above. The difference is immaterial and is due to rounding.

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
*Certified Public Accountants*

## REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Averil Capital Markets Group, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 23, 2010

# AVERIL CAPITAL MARKETS GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

(With Independent Auditors' Report Thereon)

# AVERIL CAPITAL MARKETS GROUP, INC.

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

TRANSITIONAL ASSESSMENT RECONCILIATION

PERIOD OF APRIL 1 THROUGH DECEMBER 31, 2009

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH • BARON • GOODYEAR LLP
*Certified Public Accountants*

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, CA 90067

Dear Board Members:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2009, which were agreed to by Averil Capital Markets Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Averil Capital Markets Group, Inc.'s compliance with Rule 17a-5(e)(4). Averil Capital Markets Group, Inc.'s management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement record entries, noting no exceptions;

2. Compared amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the period ended December 31, 2009, noting no exceptions;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no exceptions;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 23, 2010

**SIPC-7T**
(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**
(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048454 FINRA DEC
AVERIL CAPITAL MARKETS GROUP INC 16*16
1901 AVENUE OF THE STARS STE 350
LOS ANGELES CA 90067-6025

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Diane L. Marann
310-553-5351

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3500.—
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 3,500.— )
   February 19, 2010
   Date Paid
   C. Less prior overpayment applied ( — )
   D. Assessment balance due or (overpayment) —
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ —
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ —
   H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Averil Capital Markets Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 19th day of Feb, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 20 10
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,400,000 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | - |
| (2) Net loss from principal transactions in securities in trading accounts. | - |
| (3) Net loss from principal transactions in commodities in trading accounts. | - |
| (4) Interest and dividend expense deducted in determining item 2a. | - |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | - |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | - |
| (7) Net loss from securities in investment accounts. | - |
| Total additions | - |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | - |
| (2) Revenues from commodity transactions. | - |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | - |
| (4) Reimbursements for postage in connection with proxy solicitation. | - |
| (5) Net gain from securities in investment accounts. | - |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | - |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | - |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | - |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ - | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ - | |
| Enter the greater of line (i) or (ii) | - |
| Total deductions | - |
| 2d. SIPC Net Operating Revenues | $ 1,400,000 |
| 2e. General Assessment @ .0025 | $ 3,500 |
| | (to page 1 but not less than $150 minimum) |